                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  4)


                         American Homestar Corporation
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                   026651-10-9
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 9 Pages

CUSIP No. 026651-10-9                     13G                  Page 2 of 9 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Laurence A. Dawson, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /  /
                                                                      (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                          489,893
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        459.177
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                          1,618,957
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                            459,177
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,110,948
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                       [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


           12.28%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON


           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 026651-10-9                     13G                  Page 3 of 9 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dawson Adventures, Ltd.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                        1,392,188
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                        1,392,188
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                        -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,392,188
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                           [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


           8.1%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON


           PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 026651-10-9                     13G                  Page 4 of 9 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sandra K. Dawson
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /  /
                                                                 (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                          263,124
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        459,177
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                          -0-
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                          459,177
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           722,301
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                           [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


           4.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON


           IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).       Name of Issuer.

                 The name of the Issuer is American Homestar Corporation.

Item 1(b).       Address of Issuer's Principal Executive Offices.

                 The Issuer's principal executive offices are located at 2450 South Shore Boulevard, Suite 300, League City, Texas 77573.

Item 2(a).       Name of Person Filing.

                 This statement is being filed on behalf of Laurence A. Dawson, Jr., Dawson Adventures, Ltd. (the "Partnership") and Sandra K. Dawson.

Item 2(b).       Address of Principal Business Office or, if none, Residence.

                 The address of the principal business office of Laurence A. Dawson, Jr., the Partnership and Sandra K. Dawson is 17919 Cedar Creek Canyon, Dallas, Texas 75252.

Item 2(c).       Citizenship.

                 Laurence A. Dawson, Jr. and Sandra K. Dawson are citizens of the United States of America. The Partnership is a Texas limited partnership.

Item 2(d).       Title of Class of Securities.

                 This statement relates to shares of Common Stock, par value $.05 per share ("Common Stock"), of the Issuer.

Item 2(e).       CUSIP Number.

                 The CUSIP No. for the shares of Common Stock is 026651-10-9.

Item 3.  Not Applicable.



                              Page 5 of 9 Pages

Item 4.  Ownership.

                 (a)-(b) As of December 31, 1997, Laurence A. Dawson, Jr. beneficially owned 2,110,948 shares, or 12.28%, of the Common Stock. Mr. Dawson beneficially owned 1,392,188 of such shares as Managing General Partner of the Partnership; he beneficially owned 459,177 of such shares jointly with his wife, Sandra K. Dawson; and he beneficially owned 32,814 of such shares through options.

                          As of December 31, 1997, the Partnership beneficially
                 owned 1,392,188 shares, or 8.1%, of the Common Stock.

                          As of December 31, 1997, Sandra K. Dawson
                 beneficially owned 722,301 shares, or 4.2% of the Common Stock. Mrs. Dawson beneficially owned 263,124 of such shares by virtue of the fact that, pursuant to the terms of the Partnership's partnership agreement, Mrs. Dawson currently has the power to vote such shares. Mrs. Dawson beneficially owned 459,177 of such shares jointly with her husband, Laurence A. Dawson, Jr.

                 (c) Subject to certain terms of a shareholders agreement (the "Shareholders Agreement"), which are discussed below, Laurence A. Dawson, Jr. has the sole power to vote or to direct the vote of 489,893 shares of Common Stock and has shared power to vote or direct the vote of 459,177 shares of Common Stock. Mr. Dawson has sole power to dispose or to direct the disposition of 1,618,957 shares of Common Stock and has shared power to dispose or to direct the disposition of 459,177 shares of Common Stock. See also Items 5-9 of page 2 hereof.

                          Subject to certain terms of the Shareholders
                 Agreement, which are discussed below, the Partnership, through its partners, has the sole power to vote or to direct the vote of 1,392,188 shares of Common Stock. The Partnership, through its Managing General Partner, has the sole power to dispose or to direct the disposition of 1,392,188 shares of Common Stock. See also Items 5-9 of page 3 hereof.

                          Subject to certain terms of the Shareholders
                 Agreement, which are discussed below, Sandra K. Dawson has the sole power to vote or to direct the vote of 263,124 shares of Common Stock and has shared power to vote or direct the vote of 459,177 shares of Common Stock. Mrs. Dawson does not have sole dispositive power with respect to any shares of Common Stock and has shared power to dispose or to direct the disposition of 459,177 shares of Common Stock. See also Items 5-9 of page 4 hereof.

                          Pursuant to the Shareholders Agreement, Mr. Dawson,
                 Mrs. Dawson and the Partnership have agreed to vote their shares to elect six directors of the Issuer in accordance with the terms of the Shareholders Agreement.




                              Page 6 of 9 Pages

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interests in such shares exceeds five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 Not applicable.



                              Page 7 of 9 Pages

C

CUSIP NO. 026651-10-9                  13G                   Page 8 of 9 Pages


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: January 6, 1998


                                            /s/ LAURENCE A. DAWSON, JR.
                                            ---------------------------
                                            Laurence A. Dawson, Jr.


                                            DAWSON ADVENTURES, LTD.


                                            By: /s/ LAURENCE A. DAWSON, JR.
                                                ---------------------------
                                                Laurence A. Dawson, Jr.,
                                                Managing General Partner


                                            /s/ SANDRA K. DAWSON
                                            ---------------------------
                                            Sandra K. Dawson

CUSIP No. 026651-10-9                   13G                    Page 9 of 9 Pages




                                   Exhibit A

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.


         Date: January 6, 1998






                                      /s/ LAURENCE A.DAWSON, JR.
                                      -----------------------------------
                                      Laurence A. Dawson, Jr.


                                      DAWSON ADVENTURES, LTD.


                                      By: /s/ LAURENCE A. DAWSON, JR.
                                         --------------------------------
                                          Laurence A. Dawson, Jr.,
                                          Managing General Partner


                                      /s/ SANDRA K. DAWSON
                                      -----------------------------------
                                      Sandra K. Dawson